FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending May 24, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --







                GlaxoSmithKline plc Executive Directors' details


Further to the announcement dated 6 February 2006, the following details for Dr Monsif Slaoui are provided in accordance with the requirements of the Financial Services Authority's Listing Rules on his appointment to the Board of GlaxoSmithKline plc with effect from 17 May 2006.

Dr Slaoui has not been a director of a publicly quoted company during the past five years.

Dr Slaoui has interests in 38,820 Ordinary Shares of GlaxoSmithKline plc. All of these interests in Ordinary Shares were acquired prior to Dr Slaoui taking up his appointment to the Board of GlaxoSmithKline plc. Dr Slaoui also has an interest directly and indirectly via his spouse in 134,500 Ordinary Shares arising from the grant of options under the Company's share option schemes, 5,860 Ordinary Shares under the Company's Share Value Plan and 59,163 Ordinary Shares under the Company's Performance Share Plan, all of which were granted prior to his taking up his appointment as a director.

Paragraph 9.6.13 R (2) to (6) Financial Services Authority's Listing Rules

Dr Slaoui has no details to disclose in respect of paragraph 9.6.13 R (2) to (6) of the Financial Services Authority's Listing Rules.

S M Bicknell
Company Secretary

24 May 2006

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 24, 2006                                        By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc